SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                          EDISON BROTHERS STORES, INC.
                               (NAME OF APPLICANT)

                               501 North Broadway
                            St. Louis, Missouri 63102
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       Securities to be Issued Under the Indenture to be Qualified

          Title of Class                             Amount
          --------------                             ------

      11% Senior Notes Due 2007,                     Unlimited
      and such other series as may
      be issued under the Indenture


Approximate date of proposed public offering: Upon the Effective Date of the Debtors' Amended Joint Plan of Reorganization described herein.

                     ------------------------------

                           Alan A. Sachs, Esq.
                           501 North Broadway
                       St. Louis, Missouri  63102
                 (NAME AND ADDRESS OF AGENT FOR SERVICE)

                             With a copy to:

Charles E. Harrell, Esq.                        Mark E. Betzen, Esq.
Weil, Gotshal & Manges LLP                      Jones, Day, Reavis & Pogue
700 Louisiana, Suite 1600                       2001 Ross Avenue, Suite 2300
Houston, Texas  77002                           Dallas, Texas  75201


--------------------------------------------------------------------------------
The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.
--------------------------------------------------------------------------------

Total Number of Pages of this Application (including Exhibits): 429
                                                                ---

                                    FORM T-3


                                     GENERAL

ITEM 1.     GENERAL INFORMATION.

FURNISH THE FOLLOWING INFORMATION AS TO THE APPLICANT:

      (A)   FORM OF ORGANIZATION.

            Edison Brothers Stores, Inc., a Delaware corporation (the "Company"), is a corporation.

      (B)   STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

            The Company is organized under the laws of the State of Delaware.


ITEM 2.     SECURITIES ACT EXEMPTION APPLICABLE.

STATE BRIEFLY THE FACTS RELIED UPON BY THE APPLICANT AS A BASIS FOR THE CLAIM THAT REGISTRATION OF THE INDENTURE SECURITIES UNDER THE SECURITIES ACT OF 1933 IS NOT REQUIRED.

      The Company relies upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for its claim that registration of the offer and sale to the holders of Allowed General Unsecured Claims (as defined in the Plan (as defined below)) pursuant to the Plan of the 11% Senior Notes Due 2007 (the "Notes") to be issued by the Company under an indenture (the "Base Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), between the Company and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"), and a first supplemental trust indenture (the "First Supplemental Indenture" and, collectively with the Base Indenture, the "Indenture") to be dated as of the Effective Date between the Company and the Trustee, is not required under the Securities Act of 1933, as amended (the "Securities Act").

      On November 3, 1995, the Company and certain of its subsidiaries filed petitions for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the District of Delaware (the Company and such subsidiaries, in such capacity, collectively, the "Debtors," and such District Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

      Pursuant to the Debtors' Amended Joint Plan of Reorganization Under Chapter 11 Of The Bankruptcy Code dated June 30, 1997 (as it may be altered, amended or modified from time to time, the "Plan"), on the date (the "Initial Distribution Date") that is 60 days after the Effective Date, or as soon thereafter as is practicable, the

Notes will be issued to holders of Allowed General Unsecured Claims. An integral and essential element of the Plan is that the issuance of the Notes pursuant to the Plan shall be exempt from registration under the Securities Act pursuant to
Section 1145 of the Bankruptcy Code.

                              AFFILIATIONS

ITEM 3.     AFFILIATES.

FURNISH A LIST OR DIAGRAM OF ALL AFFILIATES OF THE APPLICANT AND INDICATE THE RESPECTIVE PERCENTAGES OF VOTING SECURITIES OR OTHER BASES OF CONTROL.


                           As of July 11, 1997
                           -------------------

      The following is a list of all affiliates of the Company as of July 11, 1997.

     Subsidiaries of the Company, 100% of the voting securities of which are owned directly by the Company ("First Tier Subsidiaries") (1)
          -------------------------------------------------------------

Edison Brothers Apparel Stores, Inc.         Edison Oklahoma Stores, Inc.
Edison Brothers Shoe Stores, Inc.            Edison Oregon Stores, Inc.
Edison Paymaster, Inc.                       Edison Pennsylvania Stores, Inc.
Edison Brothers Redevelopment Corporation    Edison Tennessee Stores, Inc.
Edbro Missouri Realty Company, Inc.          Edison Texas Stores, Inc.
Edison Alabama Stores, Inc.                  Edison Utah Stores, Inc.
Edison Arkansas Stores, Inc.                 Edbro Ohio Realty, Inc.
Edison Colorado Stores, Inc.                 EBSS-Montana, Inc.
Edison Brothers Company                      EBSS-North Central, Inc.
Edison Hawaii Stores, Inc.                   EBSS-Indiana, Inc.
Edison Illinois Stores, Inc.                 EBSS-Iowa, Inc.
Edison Kansas Stores, Inc.                   EBSS-Kansas, Inc.
Edison Kentucky Stores, Inc.                 EBSS-Wisconsin, Inc.
Edison Louisiana Stores, Inc.                EBSS-Northeast, Inc.
Edison Maryland Stores, Inc.                 EBSS-South, Inc.
Edison Massachusetts Stores, Inc.            EBSS-Mideast, Inc.
Edison Michigan Stores, Inc.                 EBSS-Michigan, Inc.
Edison Minnesota Stores, Inc.                EBSS-East, Inc.
Edison Mississippi Stores, Inc.              EBSS-Ohio, Inc.
Edison Nebraska Stores, Inc.                 EBSS-Pennsylvania, Inc.
Edison New Jersey Stores, Inc.               EBSS-Texas, Inc.
Edison New Mexico Stores, Inc.               EBSS-West, Inc.
Edison New York Stores, Inc.                 Edison Puerto Rico Stores, Inc.
Edison Ohio Stores, Inc.                     Ebscat, Inc.

----------------------

(1) All of the First Tier Subsidiaries, the Second Tier Subsidiaries and the Third Tier Subsidiaries are Debtors, except for those indicated by asterisk, each of which is a non-Debtor foreign subsidiary of the Company.

Edison Brothers Mall Entertainment, Inc.     Edbro California USG - 1, Inc.
Horizon Entertainment, Inc.                  Industrial Design, Inc.
Edison Brothers Stores International, Inc.   Edison Brothers Stores
Edisur, Inc.                                    International - Taiwan*
EBS Holdings Corp.                           Edison Canada, Ltd.*
Edison Whittier Warehouse, Inc.              Ebphil, Inc.*
Edbro California USG - 2, Inc.               Edibas De Mexico, Sa de Cv*
Edbro Missouri USG - 2, Inc.



  Subsidiaries of the Company, 100% of the voting securities of which are owned directly by one of the First Tier Subsidiaries ("Second Tier Subsidiaries") (1)
 -------------------------------------------------------------------------------

Webster Clothes, Inc.                        Kasmen, Ltd.*
Time-Out Family Amusement Centers, Inc.      Edifinsa, Sa de Cv*
Sacha Shoes Ltd.                             Edibas, Sa de Cv*
Repp Ltd. Big & Tall*



                 Subsidiaries of the Company, 100% of the voting
              securities of which are owned directly by one of the
            Second Tier Subsidiaries ("Third Tier Subsidiaries") (1)
            --------------------------------------------------------

Z&Z Fashions, Ltd.                           Tofac of Puerto Rico, Inc.
Webster-Rossville, Inc.                      Mandel's of California, Inc.



                       As of the Effective Date (2)
                       ----------------------------

      Pursuant to the Plan, on the Effective Date, all equity interests in the Company will be canceled and, upon effectiveness of the Company's Amended and Restated Certificate of Incorporation, the Company will be authorized to issue 100,000,000 shares of Common Stock, par value $.01 per share ("New Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share ("New Preferred Stock"). See "Capital Securities -- Capitalization -- As of the Effective Date" in Item 7 to this Form T-3. The following is a list of all affiliates of the Company as they are expected to be constituted as of the Effective Date.

---------------------

(1) All of the First Tier Subsidiaries, the Second Tier Subsidiaries and the Third Tier Subsidiaries are Debtors, except for those indicated by asterisk, each of which is a non-Debtor foreign subsidiary of the Company.

(2) Such information is provided, as required by Form T-3, on the basis of present information.

                 Subsidiaries of the Company, 100% of the voting
              securities of which are owned directly by the Company
              -----------------------------------------------------

Edison Brothers Apparel Stores, Inc.         EBSS-North Central, Inc.
Edison Brothers Shoe Stores, Inc.            EBSS-Indiana, Inc.
Edison Paymaster, Inc.                       EBSS-Iowa, Inc.
Edison Brothers Redevelopment Corporation    EBSS-Kansas, Inc.
Edbro Missouri Realty Company, Inc.          EBSS-Wisconsin, Inc.
Edison Alabama Stores, Inc.                  EBSS-Northeast, Inc.
Edison Arkansas Stores, Inc.                 EBSS-South, Inc.
Edison Colorado Stores, Inc.                 EBSS-Mideast, Inc.
Edison Brothers Company                      EBSS-Michigan, Inc.
Edison Hawaii Stores, Inc.                   EBSS-East, Inc.
Edison Illinois Stores, Inc.                 EBSS-Ohio, Inc.
Edison Kansas Stores, Inc.                   EBSS-Pennsylvania, Inc.
Edison Kentucky Stores, Inc.                 EBSS-Texas, Inc.
Edison Louisiana Stores, Inc.                EBSS-West, Inc.
Edison Maryland Stores, Inc.                 Edison Puerto Rico Stores, Inc.
Edison Massachusetts Stores, Inc.            Ebscat, Inc.
Edison Michigan Stores, Inc.                 Edison Brothers Mall Entertainment, Inc.
Edison Minnesota Stores, Inc.                Horizon Entertainment, Inc.
Edison Mississippi Stores, Inc.              Edison Brothers Stores International, Inc.
Edison Nebraska Stores, Inc.                 Edisur, Inc.
Edison New Jersey Stores, Inc.               EBS Holdings Corp.
Edison New Mexico Stores, Inc.               Edison Whittier Warehouse, Inc.
Edison New York Stores, Inc.                 Edbro California USG - 2, Inc.
Edison Ohio Stores, Inc.                     Edbro Missouri USG - 2, Inc.
Edison Oklahoma Stores, Inc.                 Edbro California USG - 1, Inc.
Edison Oregon Stores, Inc.                   Industrial Design, Inc.
Edison Pennsylvania Stores, Inc.             Edison Brothers Stores International -
Edison Tennessee Stores, Inc.                  Taiwan
Edison Texas Stores, Inc.                    Edison Canada, Ltd.
Edison Utah Stores, Inc.                     Ebphil, Inc.
Edbro Ohio Realty, Inc.                      Edibas De Mexico, Sa de Cv
EBSS-Montana, Inc.


                 Subsidiaries of the Company, 100% of the voting
  securities of which are owned directly by one of the First Tier Subsidiaries
  ----------------------------------------------------------------------------

Webster Clothes, Inc.                        Kasmen, Ltd.
Time-Out Family Amusement Centers, Inc.      Edifinsa, Sa de Cv
Sacha Shoes Ltd.                             Edibas, Sa de Cv
Repp Ltd. Big & Tall

                 Subsidiaries of the Company, 100% of the voting
 securities of which are owned directly by one of the Second Tier Subsidiaries
 -----------------------------------------------------------------------------


Z&Z Fashions, Ltd.                           Tofac of Puerto Rico, Inc.
Webster-Rossville, Inc.                      Mandel's of California, Inc.




                            Other affiliates
                            ----------------

      On the basis of present holdings, commitments and information, on the Effective Date, Swiss Bank Corporation will beneficially own 1,309,556 shares of New Common Stock, representing approximately 13.1% of the then-outstanding shares of New Common Stock. See "Principal Owners of Voting Securities -- As of the Effective Date."

      Under the terms of the Plan, on or prior to the Effective Date, the Company will organize and form EBS Litigation, L.L.C., a Delaware limited liability company ("EBS Litigation"), EBS Building, L.L.C., a Delaware limited liability company ("EBS Building"), and EBS Pension, L.L.C., a Delaware limited liability company ("EBS Pension" and, collectively with EBS Litigation and EBS Building, the "LLCs"), for the purposes of prosecuting, settling, managing and liquidating certain assets of the Company and certain other Debtors pursuant to the terms of the Plan. Each LLC will have the following two classes of membership units representing ownership interests therein: (1) Class A Membership Units and (2) Class B Membership Units. On the Effective Date, 10,000,000 Class B Membership Units in each of the LLCs, representing 100% of the ownership interests therein, will be issued to the Company. Thereafter, in connection with each distribution of Class A Membership Units under the terms of the Plan, the Company will surrender for cancellation a number of Class B Membership Units in the applicable LLC equal to the number of Class A Membership Units in such LLC that are to be so distributed, and will receive in exchange therefor, for distribution under the terms of the Plan, a like number of Class A Membership Units in such LLC (upon the completion of such distributions, the Class A Membership Units will represent 100% of the ownership interests in the
LLCs).

                             MANAGEMENT AND CONTROL

ITEM 4.     DIRECTORS AND EXECUTIVE OFFICERS.

LIST THE NAMES AND COMPLETE MAILING ADDRESSES OF ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANT AND ALL PERSONS CHOSEN TO BECOME DIRECTORS OR EXECUTIVE OFFICERS. INDICATE ALL OFFICES WITH THE APPLICANT HELD OR TO BE HELD BY EACH PERSON NAMED.

                       Directors and executive officers of
                         the Company as of July 11, 1997
                       -----------------------------------


Name                 Address                    Office/Position
----                 -------                    ---------------

Bart A. Brown, Jr.   5050 N. 40th Street        Director
                     Suite 200
                     Phoenix, Arizona  85018

David B. Cooper, Jr. 501 North Broadway         Director
                     St. Louis, Missouri 63102  Executive Vice President and
                                                  Chief Financial Officer

Julian I. Edison     500 Washington Avenue      Director
                     Suite 1234
                     St Louis, Missouri  63102

Paul D. Eisen        501 North Broadway         President of JW/Jeans
                     St. Louis, Missouri 63102    West/Oaktree

Jane Evans           Bldg. 34R, Suite 175       Director
                     3701 W. Oak Street
                     Burbank, California  91505

Michael J. Fine      501 North Broadway         President of Edison Footwear
                     St. Louis, Missouri 63102    and Womenswear Group

Eric A. Freesmeier   501 North Broadway         Executive Vice President -
                     St. Louis, Missouri 63102    Human Resources

Richard C. Marcus    c/o Peter J. Solomon Co.   Director
                     767 Fifth Avenue
                     26th Floor
                     New York, New York 10153

Karl W. Michner      501 North Broadway         Senior Executive Vice President
                     St. Louis, Missouri 63102  Director
                                                President of Edison Menswear
                                                  Group

Alan D. Miller       501 North Broadway         Chairman of the Board, President
                     St. Louis, Missouri 63102    and Chief Executive Officer
                                                Director

Alan A. Sachs        501 North Broadway         Executive Vice President,
                     St. Louis, Missouri 63102    General Counsel and Secretary
                                                Director

Craig D. Schnuck     11420 Lackland Road        Director
                     P.O. Box 46928
                     St. Louis, Missouri 63146

Steven R. Thomas     501 North Broadway         President, Edison Big & Tall
                     St. Louis, Missouri 63102


                       Directors and executive officers of
                     the Company as of the Effective Date (1)
                     ----------------------------------------

      On or prior to the Effective Date, pursuant to the Plan, the Company will file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that will provide that, at the effective time thereof, the Board of Directors of the Company will consist of nine members. As of the Effective Date, the executive officers of the Company, and the offices and/or positions of such persons with the Company, are expected to be as follows (the nine members of the Board of Directors of the Company are not presently known, but will be disclosed prior to the confirmation hearing pertaining to the Plan, and will consist of two representatives from the Company's senior management, one current outside director and six persons selected by the Creditors' Committee with respect to the Debtors' Chapter 11 cases after consultation with the Company's management):


Name                 Address                     Office/Position
----                 -------                     ---------------

David B. Cooper, Jr. 501 North Broadway         Executive Vice President and
                     St. Louis, Missouri 63102    Chief Financial Officer

Paul D. Eisen        501 North Broadway         President of JW/Jeans West/
                     St. Louis, Missouri 63102     Oaktree

Michael J. Fine      501 North Broadway         President of Edison Footwear
                     St. Louis, Missouri 63102    and Womenswear Group

Eric A. Freesmeier   501 North Broadway         Executive Vice President -
                     St. Louis, Missouri 63102    Human Resources

Karl W. Michner      501 North Broadway         Senior Executive Vice President
                     St. Louis, Missouri 63102    President of Edison Menswear
                                                   Group

Alan D. Miller       501 North Broadway         Chairman of the Board, President
                     St. Louis, Missouri 63102    and Chief Executive Officer

Alan A. Sachs        501 North Broadway         Executive Vice President,
                     St. Louis, Missouri 63102    General Counsel and Secretary

Steven R. Thomas     501 North Broadway         President, Edison Big & Tall
                     St. Louis, Missouri 63102


----------------------
(1) Such information is provided, as required by Form T-3, on the basis of present information.

ITEM 5.     PRINCIPAL OWNERS OF VOTING SECURITIES.

FURNISH THE FOLLOWING INFORMATION AS TO EACH PERSON OWNING 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE APPLICANT.



                               As of July 11, 1997
                               -------------------

                                      None.


                          As of the Effective Date (1)
                          ----------------------------

           Col. A                Col. B           Col. C            Col. D

                                                                Percentage of
                                                                   Class of
                               Title of                            Voting
   Name and Complete            Class             Amount          Securities
    Mailing Address             Owned             Owned             Owned
======================        ==========          ======        ==============

Swiss Bank Corporation        Common         1,309,556 shares      13.1% (2)
c/o Swiss Bank Corporation,   Stock, par
  New York Branch             value $.01
45 Broadway                   per share
New York, New York 10006




                              UNDERWRITERS

ITEM 6.     UNDERWRITERS.

GIVE THE NAME AND COMPLETE MAILING ADDRESS OF (A) EACH PERSON WHO, WITHIN THREE YEARS PRIOR TO THE DATE OF FILING THE APPLICATION, ACTED AS AN UNDERWRITER OF ANY SECURITIES OF THE OBLIGOR WHICH WERE OUTSTANDING ON THE DATE OF FILING THE APPLICATION, AND (B) EACH PROPOSED PRINCIPAL UNDERWRITER OF THE SECURITIES PROPOSED TO BE OFFERED. AS TO EACH PERSON SPECIFIED IN (A), GIVE THE TITLE OF EACH CLASS OF SECURITIES UNDERWRITTEN.

      (a)   None.

------------------
(1) Such information is provided, as required by Form T-3, on the basis of present holdings, commitments and information.

(2) Such percentage is calculated based upon the assumption that no Rights are exercised. See "Capital Securities -- Capitalization -- As of the Effective Date."

      (b) No principal underwriter within the meaning of Section 303(4) of the Trust Indenture Act of 1939, as amended (the "1939 Act"), has been proposed with respect to the Notes.


                               CAPITAL SECURITIES

ITEM 7.     CAPITALIZATION.

      (A) FURNISH THE FOLLOWING INFORMATION AS TO EACH AUTHORIZED CLASS OF SECURITIES OF THE APPLICANT.



                           As of July 11, 1997
                           -------------------


           Col. A                     Col. B                    Col. C

    Title of Class              Amount Authorized         Amount Outstanding
========================      ======================    ========================
Common Stock, par value
$1.00 per share                 100,000,000 shares         22,201,778 shares


Preferred Stock, no par value    10,000,000 shares                  0 shares

                            As of the Effective Date
                            ------------------------


         Col. A                     Col. B                    Col. C
     Title of Class            Amount Authorized        Amount Outstanding
=======================      ====================      =========================

Common Stock, par value
$.01 per share (1)               100,000,000 shares      10,000,000 shares

Preferred Stock, par value
$.01 per share                    10,000,000 shares               0 shares

11% Senior Notes Due
2007 (2)                               $100,000,000           $100,000,000


(B) GIVE A BRIEF OUTLINE OF THE VOTING RIGHTS OF EACH CLASS OF VOTING SECURITIES REFERRED TO IN PARAGRAPH (A) ABOVE.


                  The Old Common Stock and the New Common Stock
                  ---------------------------------------------


-------------------------
(1) In addition, pursuant to the Plan, the Company will issue to holders of Allowed Edison Equity Interests (as defined in the Plan) approximately 1,008,791 Eight-Year Warrants (the "Eight-Year Warrants"), each of which will be exercisable for one share of New Common Stock at an initial exercise price of $16.40 per share. The Eight-Year Warrants will be exercisable until 5:00 p.m., New York City time, on the eighth anniversary of the Effective Date (or, if such date is not a business day, the next succeeding business day). The number of shares of New Common Stock purchasable upon the exercise of the Eight-Year Warrants and such exercise price are subject to adjustment as set forth in the warrant agreement governing such warrants. Also pursuant to the Plan, the Company will issue to holders of Allowed Edison Equity Interests 10,000,000 Rights (the "Rights"). The Rights will be exercisable until 5:00 p.m., New York City time, on the 30th day after the Effective Date (or, if such date is not a business day, the next suceeding Business Day). The Rights will represent, in the aggregate, the right to purchase, at an exercise price of $16.40 per right, (1) the New Common Stock and (2) either (a) the Class A Membership Units in EBS Litigation or (b) if the holders thereof are also D&B Spinoff Stockholders (as defined in the Plan), the right to participate in the D&B Spinoff Settlement (as defined in the Plan). The Company will also issue to certain of its senior executives, and pursuant to the Plan, an aggregate of 225,000 shares of restricted New Common Stock.

(2) The Base Indenture between the Company and the Trustee is an "open-end" Indenture under which the aggregate principal amount of securities that may be issued thereunder is unlimited. The First Supplemental Indenture will limit the aggregate principal amount of the Notes to a specified amount determined in accordance with the Plan (which amount will be $100,000,000, subject to adjustment in the manner provided in the Plan).

      Each outstanding share of the Company's existing Common Stock, par value $1.00 per share ("Old Common Stock"), and New Common Stock, has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote.

      The information set forth above in this Item 7(b) under the caption "The Old Common Stock and the New Common Stock" is provided pursuant to the requirements of Form T-3. However, the Company is currently under the protection of the Bankruptcy Court and the owners of equity interests in the Company are subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without the necessity of any further action by any stockholder of the Company.


                               Old Preferred Stock
                               -------------------

      The Company's existing Preferred Stock, no par value, may be issued from time to time with such terms (including voting rights) as may be determined by the Board of Directors of the Company prior to such issuance.


                               New Preferred Stock
                               -------------------

      The New Preferred Stock may be issued from time to time with such terms (including voting rights) as may be determined by the Board of Directors of the Company prior to such issuance.


                              INDENTURE SECURITIES

ITEM 8.     ANALYSIS OF INDENTURE PROVISIONS.

INSERT AT THIS POINT THE ANALYSIS OF INDENTURE PROVISIONS REQUIRED UNDER SECTION 305(A)(2) OF THE ACT.


      Events of Default.
      ------------------

      An Event of Default will have occurred under the terms of the Indenture with respect to the securities of any series thereunder if: (1) required payments of principal (or premium, if any) or interest with respect to such series are not made as and when due and payable (subject to a 30-day grace period in the case of a default upon a payment of interest); (2) there is a default in the making of any sinking fund payment when and as due by the terms of such series; (3) there is a default in or breach of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty whose default or breach is elsewhere specifically addressed or that is solely for the benefit of one or more other series) (subject to a 60-day grace period after notice to the Company by the Trustee or the Company and the Trustee by the holders of at least 25% in outstanding principal amount of that series); (4) there is a default in the payment at maturity of principal of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount of at least $10.0 million that continues beyond any grace period and results in such indebtedness becoming due prior to its stated maturity or occurs at the final maturity thereof; (5) there is entered a judgment for the payment of money against the Company creating a liability of at least $25.0 million in excess of insured amounts that is not stayed, discharged or otherwise satisfied within 60 days thereafter; (6) there is entered an order for relief with respect to the Company in an involuntary case under federal or state bankruptcy or similar law, or an order adjudging the Company a bankrupt or insolvent or approving as properly filed a petition seeking reorganization of the Company under any such law, or appointing a custodian, receiver, trustee or similar official of the Company or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and such order continues unstayed and in effect for 60 consecutive days; (7) the Company commences a voluntary case under any federal or state bankruptcy or similar law or any other case to be adjudicated a bankrupt or insolvent, or the Company consents to an order for relief in any involuntary case under any such law or to the commencement of any bankruptcy or insolvency case against it, or the filing by the Company of an answer or consent seeking reorganization or relief under any such law, or the consent by it to the filing of such petition or the appointment of or taking possession by a custodian, receiver, trustee or similar official of the Company or any substantial part of its property pursuant to any such law, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or (8) any other event of default with respect to such series occurs, including with respect to the Notes, the occurrence of any of the events or the taking of any of the actions set forth in clauses (6) and (7) of this paragraph with respect to any Significant Subsidiary (as defined in the First Supplemental Indenture) of the Company or any group of subsidiaries of the Company that would collectively constitute a significant subsidiary.

      Withholding of Notice.
      ----------------------

      If a default occurs under the Indenture with respect to securities of any series, the Trustee will give the holders of securities of such series notice thereof as and to the extent provided by the 1939 Act; provided, however, that in the case of any default of the type specified in clause (3) under the caption "Events of Default" above, no such notice will be given until at least 30 days after the occurrence thereof.

      Registration and Delivery of Notes; Application of Proceeds.
      ------------------------------------------------------------

      The aggregate principal amount of the Notes to be issued will be determined in accordance with the Plan and will be equal to $100,000,000, subject to adjustment in the manner provided in the Plan. All of the Notes issued under the First Supplemental Indenture will be distributed to holders of Allowed General Unsecured Claims in accordance with the terms of the Plan. Each Note will be signed by the Company, authenticated by the Trustee, registered in the security register by the Trustee or an agent appointed by the Company to act as the transfer agent and registrar and delivered to the holders of Allowed General Unsecured Claims by the Company or an exchange or disbursing agent on behalf of the Company.

      Satisfaction and Discharge of Indenture.
      ----------------------------------------

      The Company may satisfy and discharge the Indenture (subject to certain surviving obligations) if (1) all securities previously authenticated and delivered (with certain exceptions) have been delivered to the Trustee for cancellation, or all such securities not so delivered have become due and payable, or will become due and payable or will be called for redemption within one year, and the Company has deposited in trust with the Trustee an amount sufficient to pay and discharge the entire indebtedness on such securities, (2) the Company has paid all other sums payable under the Indenture by the Company and (3) the Company has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent in the Indenture relating to such satisfaction and discharge have been satisfied.

      The Company may effect a defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the securities), or covenant defeasance (i.e., the release of certain covenant obligations of the Company under the Indenture) with respect to any defeasible series of securities (including the Notes but excluding any securities convertible or exchangeable into other securities) upon the satisfaction of certain conditions, including (1) the deposit by the Company with the Trustee in trust for the benefit of the holders of such series of sufficient money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof to pay the principal of and any premium and interest on the securities of such series when the same shall be due, and (2) the delivery of certain prescribed opinions of counsel, including an opinion with respect to certain federal income tax matters.

      Evidence Required to be Furnished by the Obligor Upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.
      -------------------------------------------------------------------

      The Company will deliver to the Trustee an annual officer's certificate stating whether or not the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and, if the Company is in default, specifying all such defaults and the nature and status thereof.

ITEM 9.     OTHER OBLIGORS.

GIVE THE NAME AND COMPLETE MAILING ADDRESS OF ANY PERSON, OTHER THAN THE APPLICANT, WHO IS AN OBLIGOR UPON THE INDENTURE SECURITIES.

      None.


CONTENTS OF APPLICATION FOR QUALIFICATION.  THIS APPLICATION FOR
QUALIFICATION COMPRISES  --

      (a)   Pages number 1 to 17, consecutively.

      (b) The statement of eligibility and qualification on Form T-1 of each trustee under the indenture to be qualified.

      (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

           Exhibit T3A-1                 Certificate of Incorporation of the
                                         Company, as amended, as in effect on
                                         the date of filing hereof (incorporated
                                         herein by reference to the Item 6(b)
                                         Exhibit of the Company's Quarterly
                                         Report on Form 10-Q for the quarter
                                         ended July 29, 1995).

           Exhibit T3A-2                 Form of the Amended and Restated
                                         Certificate of Incorporation of the
                                         Company, to be filed with the Secretary
                                         of State of the State of Delaware and
                                         to become effective as of the Effective
                                         Date.

           Exhibit T3B-1                 Bylaws of the Company, as amended, as
                                         in effect on the date of filing hereof
                                         (incorporated herein by reference to
                                         Exhibit 3(a) of the Company's Annual
                                         Report on Form 10-K for the year ended
                                         February 3, 1996).

           Exhibit T3B-2                 Amended and Restated Bylaws of the
                                         Company to become effective as of the
                                         Effective Date.

           Exhibit T3C-1                 Indenture, to be dated as of the
                                         Effective Date, between the Company and
                                         the Trustee, in the form to be
                                         qualified, including an itemized table
                                         of contents showing the articles,
                                         sections and subsections of the
                                         Indenture, together with the subject
                                         matter thereof and the pages on which
                                         they appear.

           Exhibit T3C-2                 First Supplemental Trust Indenture, to
                                         be dated as of the Effective Date,
                                         between the Company and the Trustee, in
                                         the form to be qualified.

           Exhibit T3D                   Not applicable.

           Exhibit T3E-1                 Debtors' Joint Disclosure Statement
                                         Pursuant to Section 1125 of the
                                         Bankruptcy Code dated June 30, 1997.

           Exhibit T3F                   A cross reference sheet showing the
                                         location in the Indenture of the
                                         provisions inserted therein pursuant to
                                         Section 310 through 318(a), inclusive,
                                         of the 1939 Act.

                                    SIGNATURE


      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, Edison Brothers Stores, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Louis, and State of Missouri, as of the 23rd day of July, 1997.


(Seal)                             EDISON BROTHERS STORES, INC.


                              By:     /s/ David B. Cooper, Jr.
                                     ----------------------------
                              Name:  David B. Cooper, Jr.
                              Title: Executive Vice President and
                                     Chief Financial Officer



Attest:     /s/ Alan A. Sachs
            ------------------------------
      Name:  Alan A. Sachs
      Title: Executive Vice President,
             General Counsel and Secretary

                                  Exhibit Index
                                  -------------

Exhibit No.        Exhibit
-----------        -------

Exhibit 25         Statement of Eligibility and Qualification on
                   Form T-1.


Exhibit T3A-1      Certificate of Incorporation of the Company, as
                   amended, as in effect on the date of filing hereof
                   (incorporated herein by reference to the Item 6(b)
                   Exhibit of the Company's Quarterly Report on Form
                   10-Q for the quarter ended July 29, 1995).


Exhibit T3A-2      Form of the Amended and Restated Certificate of
                   Incorporation of the Company, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date.


Exhibit T3B-1      Bylaws of the Company, as amended, as in effect on
                   the date of filing hereof (incorporated herein by reference to Exhibit 3(a) of the Company's Annual
                   Report on Form 10-K for the year ended February 3,
                   1996).


Exhibit T3B-2      Form of the Amended and Restated Bylaws of the
                   Company to become effective as of the Effective Date.


Exhibit T3C-1      Indenture, to be dated as of the Effective Date,
                   between the Company and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.

Exhibit T3C-2      First Supplemental Trust Indenture, to be dated as
                   of the Effective Date, between the Company and the Trustee, in the form to be qualified.


Exhibit T3D        Not applicable.


Exhibit T3E-1      Debtors' Joint Disclosure Statement Pursuant to
                   Section 1125 of the Bankruptcy Code dated June 30,
                   1997.


Exhibit T3F        A cross reference sheet showing the location in the
                   Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the 1939 Act.